SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Nine months ended September 30, 2003 and 2002

(Unaudited)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Exploration Ltd.)
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
(Unaudited)

	September 30,	December 31,
	2003	2002

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,272	$539
Marketable securities (Note 3)	64	142
Due from related parties (Note 10)	-	25
Taxes recoverable	329	89
Accounts receivable	289	141
Prepaid expenses	14	-

TOTAL CURRENT ASSETS	7,968	936
PLANT AND EQUIPMENT (Note 4 (a))	2,192	2,187
MINERAL PROPERTY INTERESTS (Note 4 (b))	100,078	81,094
EQUITY INVESTMENT IN MINERA
ALUMBRERA LTD. (Note 5)	128,846	-

TOTAL ASSETS	$239,084	$84,217

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued	$867	$428
Due to related parties (Note 10)	103	-

TOTAL CURRENT LIABILITIES	970	428
LONG-TERM DEBT (Note 6)	50,105	-
PROVISION FOR RECLAMATION OBLIGATIONS	40	40
FUTURE INCOME TAXES	24,485	24,485

TOTAL LIABILITIES	75,600	24,953

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	251,651	158,635
Equity portion of convertible debt (Note 8 (c)(i))	1,048	-
Warrants (Note 8 (c))	7,625	-
Contributed surplus (Note 8 (d))	4,173	115
Deficit	(101,013)	(99,486)

TOTAL SHAREHOLDERS' EQUITY	163,484	59,264

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$239,084	$84,217

CONTINUING OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 12)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Exploration Ltd.)

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

EXPENSES
Foreign exchange (gain) loss	$(290)	$22	$(473)	$(10)
Office and administration (Note 10)	364	121	807	631
Professional and consulting (Note 10)	634	253	1,601	426
Property costs	-	(60)	-	-
Severance, financing and
restructuring costs	-	357	-	533
Stock option compensation	1,060	-	3,667	-

LOSS BEFORE THE FOLLOWING	(1,768)	(693)	(5,602)	(1,580)
EQUITY EARNINGS OF MINERA
ALUMBRERA LTD. (Note 5)	3,913	-	4,317	-
INTEREST EXPENSE (INCOME)	306	-	242	(1)

NET EARNINGS (LOSS)	1,839	(693)	(1,527)	(1,579)
DEFICIT, BEGINNING OF PERIOD	(102,852)	(98,380)	(99,486)	(97,494)

DEFICIT, END OF PERIOD	$(101,013)	$(99,073)	$(101,013)	$(99,073)

Earnings (loss) per share - basic	$0.02	$(0.04)	$(0.04)	$(0.12)

Earnings (loss) per share - diluted	$0.02	$(0.04)	$(0.04)	$(0.12)

Weighted average number of shares
outstanding - basic	79,449,429	17,419,723	40,611,810	13,706,956

Weighted average number of shares
outstanding - fully diluted	82,216,257	17,419,723	40,611,810	13,706,956

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Exploration Ltd.)
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

OPERATING ACTIVITIES
Earnings (loss) for the period	$1,839	$(693)	$(1,527)	$(1,579)
Items not involving cash
Gain on sale of shares	-	-	(46)	-
Equity in earnings of Minera Alumbrera Ltd.	(3,913)	-	(4,317)	-
Stock-based compensation	1,060	-	3,667	-
Changes in non-cash operating working capital
Accounts receivable	7	61	(148)	(7)
Taxes recoverable	(124)	-	(240)	-
Due to/from related parties	(1)	(4)	128	(88)
Prepaid expenses	14	(19)	(14)	(19)
Accounts payable and accrued liabilities	(3,493)	(389)	639	(31)

	(4,611)	(1,044)	(1,858)	(1,724)

INVESTING ACTIVITIES
Equity investment in Minera Alumbrera Ltd.	-	-	(85,605)	-
Acquisition of Agua Rica interest	-	-	(4,924)	-
Mineral property costs incurred	(722)	(71)	(1,201)	(193)
Proceeds on sale of marketable securities	-	-	124	-
Plant and equipment	-	-	(5)	-

	(722)	(71)	(91,611)	(193)

FINANCING ACTIVITIES
Convertible debentures	(1,123)	-	-	-
Warrants issued for cash, net of issue costs	-	-	7,386	-
Common shares issued for cash, net of
issue costs	404	1,950	92,816	2,450

	(719)	1,950	100,202	2,450

(DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	(6,052)	835	6,733	533
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	13,324	85	539	387

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$7,272	$920	$7,272	$920

SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Cuba and Argentina.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production.  Further, to improve mineral properties’ viability requires increases in relevant mineral prices from current levels.  The period over which mineral prices will remain at or below current levels is uncertain.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of consolidation

The unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2002, except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below.  These financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at September 30, 2003, include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba and a 12.5% indirect equity interest in Minera Alumbrera Ltd. (“Alumbrera”), which holds the Bajo de la Alumbrera Mine in Argentina.

(b)

Equity and other investments

The Company’s investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings since the acquisition date.

3.

MARKETABLE SECURITIES

	September 30, 2003		December 31, 2002
	Carrying	Market	Carrying	Market
	Value	Value	Value	Value

International Barytex
Resources Ltd.	$12	$33	$90	$57
Newport Exploration Ltd.	52	56	52	64
	$64	$89	$142	$121

At September 30, 2003, the Company holds 41,000 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. (“Barytex”) and 200,000 (December 31, 2002 - 200,000) common shares of Newport Exploration Ltd. (“Newport”).

4.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS

(a)

Plant and equipment

	September 30, 2003

	Cost	Accumulated Depreciation	Net Book Value
Mine plant and equipment,
including capitalixed interest	$9,945	$7,760	$2,185
Office and other equipment	114	107	7
	$10,059	$7,867	$2,192

	December 31, 2002

	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment,
including capitalixed interest	$9,945	$7,760	$2,185
Office and other equipment	121	119	2
	$10,066	$7,879	$2,187

4.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (Continued)

(a)

Plant and equipment (continued)

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b)

Mineral property interests

	September 30,	December 31,
	2003	2002

Minera Mantua Project (Cuba)
Balance, beginning of period	$24,790	$24,720
Incurred during the period
Site maintenance	39	70
Balance, end of period	24,829	24,790

Agua Rica Project (Argentina)
Balance, beginning of period	74,291	74,505
Incurred during the period (recovered)
Acquisition costs	17,632	-
Environmental and community	12	-
Geological	558	-
Property taxes	71	-
Legal and title work	39	-
Site activities	161	-
Finance costs	472	(214)
Balance, end of period	93,236	74,291
	118,065	99,081
Net proceeds interest	(17,987)	(17,987)
Mineral property interests	$100,078	$81,094

4.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (Continued)

(b)

Mineral property interests (continued)

(i)

Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina.  The property is composed of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP”) (70%).  In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds were available to the Company to make further payments on the project.  The dilution on the project to December 31, 2002, reduced the Company’s interest in the project to a 28% interest (2001 - 29.12%).  No interest was capitalized during fiscal 2002 on funds borrowed for exploration and development activities.

(ii)

San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina.  The property consists of mining concessions and staked claims.  The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 until September 1999 when operations ceased.  The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project.  At September 30, 2003, subordinated debt of US$28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera’s behalf.  The net value assigned to this debt is included in mineral property interests.

4.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (Continued)

(b)

Mineral property interests (continued)

(iii)

Mantua, Cuba (continued)

During the year ended December 31, 2002, the Company entered into an option agreement (the “Option Agreement”) with Newport Exploration Ltd. (“Newport”) whereby Newport can acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. (“Mantua”), a wholly owned subsidiary of the Company.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (Note 7).  Newport will assume and pay carrying costs relating to the Company’s operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(a)

Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration.  In this case, Newport will assume US$20,000 of the US$28,000 subordinated debt owing to the Company by Geominera, leaving the Company with US$8,000 of the subordinated debt;

(b)

Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14,000 of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14,000 subordinated debt; and

(c)

All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (Note 7) with respect to the Mantua project.

5.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.  On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. (“Rio Algom”), a subsidiary of BHP Billiton Ltd., (“BHP”) and Wheaton River Minerals Ltd. (“WRM”) to acquire BHP’s 25% interest in Alumbrera for a total price of US$180,000.  The Company paid US$90,000 for its 12.5% indirect interest in Alumbrera, of which US$28,600 has been deferred by the vendor until May 30, 2005.  US$25,000 of this loan bears interest at the rate of 3 month LIBOR plus 2% and any amounts due in excess of US$25,000 bear interest at the rate of 3 month LIBOR plus 5%.  In case of default, the rate will be 3 month LIBOR plus 10%.  The total purchase price was US$90,000, or $122,522 plus acquisition costs of $3,914.  The excess of the carrying value over the purchase price of the net assets of $7,000 was attributed to mineral properties.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera and a consortium of commercial banks that was originally signed on February 26, 1997.  The remaining balance outstanding at September 30, 2003, is $38,924, of which $nil is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company.

5.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Continued)

The following is a summary of the preliminary estimated allocation of the purchase price (in thousands of Canadian dollars) and is subject to change:

Purchase price
Cash	$81,662
Loans from vendor	40,860
Acquisiton costs	3,914
$126,436

Net assets acquired
Cash	$9,574
Appropriated cash	3,975
Non-cash working capital	6,295
Property, plant and equipment	119,042
Other	26,540
Provision for reclamation and closure	(1,828)
Future income tax liabilities	(14,886)
Non-current portion of long-term debt	(22,276)
$126,436

Equity investment in Minera Alumbrera
Purchase price	$126,436
Equity in earnings	4,317
Cash distribution received	(1,907)
$128,846

6.

LONG-TERM DEBT

	September 30,	December 31,
	2003	2002

Agua Rica
Payable to BHP Billiton (a)	$11,485	$-
Alumbrera
Payable to Rio Algom Limited at LIBOR plus 2% (b)	33,760	-
Payable to Rio Algom Limited at LIBOR plus 5% (b)	4,860	-
	$50,105	$-

6.

LONG-TERM DEBT (Continued)

(a)

Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP’s approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the “Deferred Payment”) (Cdn$11,474) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003.  Imputed interest of $841 will be amortized over the term of the loan.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(b)

Bajo de la Alumbrera

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 5).  Rio Algom has deferred payment of US$28,600 (Cdn$38,620) of the purchase price until May 30, 2005.  The first US$25,000 (Cdn$33,760) deferred payment bears interest of LIBOR plus 2%.  The balance of the deferred amount of US$3,600 (Cdn$4,860) bears interest of LIBOR plus 5%.  Interest is paid monthly with the principal payments due on May 30, 2005.

7.

ROYALTY AND NET PROCEEDS INTEREST PAYABLE

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation (“Miramar”).  Under the agreement, the Company also issued a royalty and net proceeds interest (“Proceeds Interest”) entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company’s mining properties, (b) 50% of the net proceeds of disposition of any interest in the Agua Rica project until the Proceeds Interest is repaid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project is also payable to Miramar, with a maximum amount payable of $15,000.  The Proceeds Interest balance payable is $14,948.

8.

SHARE CAPITAL

Authorized

700,000,000 common shares without par value
100,000,000 first preference shares without par value
100,000,000 second preference shares without par value
	Number of
	Shares	Amount

Issued and fully paid

Balance, December 31, 2001	11,387,022	$149,274
Shares issued for cash
Private placement, less share issue costs	833,333	470
Private placement, less share issue costs	2,000,000	1,946
Shares issued for other:
Costs on issue of common shares	30,000	30
Conversion of promissory notes	4,609,737	6,915
Balance, December 31, 2002	18,860,092	158,635
Shares issued for cash
Private placement, less share issue costs	4,000,000	3,782
Common shares issued, less share issue
costs (Note 8 (b))	81,040,308	88,630
Stock*based compensation	148,148	200
Warrants exercised for cash	310,600	404
Balance, September 30, 2003	104,359,148	$251,651

(a)

Share consolidation and name change

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc.  The Company’s shares were consolidated on ten old for one new share basis, leaving 22,860,092 post-consolidated shares issued and outstanding.  The Company’s share capital was increased to 700,000,000 common shares subsequent to the consolidation.

8.

SHARE CAPITAL (Continued)

(b)

Special warrants

During the nine months ended September 30, 2003, the Company completed a private placement for the sale of 81,040,308 special warrants at $1.30 per unit.  Each unit, priced at $1.30, consisted of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share until May 29, 2008.  On July 25, 2003, the Company received a final receipt for a prospectus qualifying the distribution of 81,040,308 common shares and 40,520,155 common share purchase warrants upon the exercise of the 81,040,308 special warrants.  The gross proceeds from the special warrants were allocated as to $1.17 for the common share and $0.13 for the warrant.  Share issue costs relating to the warrants and the common shares were also allocated in the same proportion.

(c)

Warrants

(i)

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (Note 4), with Endeavour Mining Capital Corp. (“Endeavour Mining”) whereby Endeavour Mining agreed to provide a convertible loan (the “Loan”) of US$3,000 to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan was for a term of six months with an interest rate of 10% per annum.  The Company provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of $1.50 to acquire one common share for two years from the date of issue.  The fair value of these warrants of $239 is included in the acquisition costs of Agua Rica and in shareholders’ equity.  Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.  The Company repaid US$2,000 on June 24, 2003, and the balance of US$1,000 was repaid on September 5, 2003.

(ii)

Pursuant to the conversion of the special warrants to common shares and share purchase warrants 40,520,155 share purchase warrants commenced trading on the Toronto Stock Exchange.  At September 30, 2003, the warrants are outstanding.

8.

SHARE CAPITAL (Continued)

(c)

Warrants (continued)

As at September 30, 2003, the following non-trading share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$2.00	December 31, 2003
50,000	0.75	March 28, 2004
30,000	1.10	July 23, 2004
2,000,000	1.30	August 2, 2004
3,689,400	1.30	March 18, 2005
100,000	1.50	April 23, 2005
200,000	1.50	May 8, 2005
7,069,400

(d)

Stock options

At September 30, 2003, the maximum aggregate number of common shares reserved for issuance pursuant to the plan is 8,780,000 common shares.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.  The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The plan currently allows for the issue of up to 10,390,040 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee stock-based compensation expense recognized for the nine months ended September 30, 2003, was $312.  Employee stock-based compensation for the nine months ended September 30, 2003, was $3,667.  The cumulative compensation expense recorded as contributed surplus is $4,173.

8.

SHARE CAPITAL (Continued)

(d)

Stock options (continued)

A summary of the changes in stock options for the periods ended September 30, 2003 and December 31, 2002 is presented below.

		Weighted Average Exercise Price

	Number of Shares

Balance, December 31, 2001	7,550,000	$0.15
Cancelled,, forefeited and expired	(850,000)	0.15
Balance, December 31, 2002	6,700,000	0.15
Granted	10,400,000	0.14
	17,100,000	0.14
Consolidation, 1 new share for 10 old shares	(15,390,000)	1.40
	1,710,000	1.41
Granted	7,070,000	1.35
Balance, September 30, 2003	8,780,000	$1.36
Available for exercise, September 30, 2003	3,985,000	$1.37

The following table summarizes information about the stock options outstanding at September 30, 2003:

Exercise Price	Number Outstanding at September 30, 2003	Number of Exercisable at September 30, 2003	Weighted Average Remaining Contractual Life

$1.50	670,000	600,000	2.84 years
1.30	890,000	890,000	4.35 years
1.70	150,000	150,000	4.63 years
1.35	7,070,000	2,345,000	6.76 years

9.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Non-cash transactions
Interest capitalization to mineral
property interests	$-	$252	$-	$153
Stock compensation included in
mineral property interests	-	-	391	-
Equity portion of convertible debt
included in Agua Rica acquisition	-	-	1,048	-
Fair value of warrants issued on
Agua Rica financing included in
Agua Rica acquisition	-	-	239	-
Long-term debt incurred in Agua
Rica acquisition	-	-	11,485	-
Long-term debt incurred in equity
investment in Minera
Alumbrera Ltd.	-	-	38,924	-
Financing costs	(240)	30	-	30
Promissory notes to equity	-	6,915	-	6,915
Shares issued for debt	-	90	-	90

10.

RELATED PARTY TRANSACTIONS AND BALANCES

	Nine months ended
	September 30,	September 30,
	2003	2002

Services rendered
Management fees and expenses (a)	$536	$496
Legal fees	285	84
Administration fees (c)	169	152

10.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid management fees and expenses to three private companies controlled by three officers and directors of the Company.  At September 30, 2003, $38 (December 31, 2002 - $3) was payable to these companies.

(b)

The Company paid administrative expenses to a private company with a director and an officer in common with the Company.  This private company provides office services and other administrative services on a full cost recovery basis.  At September 30, 2003, $2 (December 31, 2002 - $37) was receivable from this company.

(c)

The Company paid legal fees to a law firm of which two officers are partners.  At September 30, 2003, $67 (December 31, 2002 - $6) was payable to this firm.

(d)

During the nine months ended September 30, 2003, a director and officer of the Company was appointed a director of Newport (Note 4 (b)(iii)).  At September 30, 2003, the Company has a receivable of $246 from Newport pursuant to the terms of the option agreement, for costs incurred to June 30, 2003.  The Company has not accrued costs receivable from Newport for the three months ended September 30, 2003, as no funds have been received from Newport to date, and it is uncertain as to whether Newport will continue with the option agreement.  The Company continues to fund the Mantua project (See Note 4 (b)(iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value.  The balances payable noted above are payable on demand without interest.

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Nine months ended September 30,

	2003	2002

Net loss under Canadian GAAP	$(1,527)	$(1,579)
Mineral property (expense) recovery (a)	(304)	59
Amortization of plant and equipment	(431)	(468)
Equity in earnings of Minera Alumbrera Ltd.	(268)	-
Net loss under US GAAP	$(2,530)	$(1,988)

Loss per share	$(0.06)	$0.15

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Consolidated Balance Sheets

	September 30, 2003			December 31, 2002
	Canadian GAAP			Canadian GAAP
		Adjustments	US GAAP		Adjustments	US GAAP
Assets
Marketable
securities (b)	$64	$17	$81	$142	$(21)	$121
Other current assets	7,904	-	7,904	794	-	794
Total current assets	7,968	17	7,985	936	(21)	915
Plant and equipment (f)	2,192	(2,185)	7	2,187	(1,754)	433
Mineral property
interests (a)	100,078	(82,446)	17,632	81,094	(81,094)	-
Equity investment in
Minera Alumbrera Ltd. (a)	128,846	(268)	128,578	-	-	-
Total assets	$239,084	$(84,882)	$154,202	$84,217	$(82,869)	$1,348
Liabilities
Total current liabilities	$970	$-	$970	$428	$-	$428
Future income taxes	24,485	(24,485)	-	24,485	(24,485)	-
Other long-term liabilities	50,145	-	50,145	40	-	40
Total liabilities	75,600	(24,485)	51,115	24,953	(24,485)	468
Shareholders' equity	163,484	(60,397)	103,087	59,264	(58,384)	880
Total liabilities and
shareholders' equity	$239,084	$(84,882)	$154,202	$84,217	$(82,869)	$1,348

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Consolidated Statement of Shareholders’ Equity

							Other Additional Paid-in Capital	Compre- hensive Income
					Share Purchase Warrants
	Common Shares		Special Warrants
	Shares	Amount	Warrants	Amount	Warrants	Amount			Deficit	Total

At December 31, 2001	$11,387,022	$148,580	$-	$-	$1,000,000	$694	$83	$-	$(155,382)	$(6,025)
Shares issued for cash (d)	2,833,333	1,910	-	-	2,080,000	590	-	-	-	2,500
Shares issued on conversion
of promissory notes	4,609,737	6,915	-	-	-	-	-	-	-	6,915
Shares issued for services	30,000	30	-	-	-	-	-	-	-	30
Share issue costs	-	(84)	-	-	-	-	-	-	-	(84)
Fair value of stock option issued	-	-	-	-	-	-	32	-	-	32
Unrealized loss on marketable
securities (b)	-	-	-	-	-	-	-	(21)	-	(21)
Net loss	-	-	-	-	-	-	-	-	(2,467)	(2,467)
At December 31, 2002	18,860,092	157,351	-	-	3,080,000	1,284	115	(21)	(157,849)	880
Shares issued for cash (d)	4,000,000	2,137	-	-	4,000,000	1,863	-	-	-	4,000
Special warrants issued for cash	-	-	81,040,310	105,352	-	-	-	-	-	105,352
Share issue costs	-	(218)	-	(9,336)	-	-	-	-	-	(9,554)
Warrants issued in connection with
Endeavour loan financing	-	-	-	-	300,000	239	-	-	-	239
Fair value of stock option issued	-	-	-	-	-	-	4,058	-	-	4,058
Warrants exercised for cash	310,600	549	-	-	(310,600)	(145)	-	-	-	404
Options exercised	148,148	200	-	-	-	-	-	-	-	200
Special warrants exercised	81,040,310	97,966	(81,040,310)	(105,352)	40,520,155	7,386	-	-	-	-
Share issue costs on
special warrants	-	(8,681)	-	9,336	-	(655)	-	-	-	-
Unrealized gain on marketable
securities (b)	-	-	-	-	-	-	-	38	-	38
Net loss	-	-	-	-	-	-	-	-	(2,530)	(2,530)
At September 30, 2003	104,359,150	$249,304	-	$-	47,589,555	$9,972	$4,173	$17	$(160,379)	$103,087

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

Consolidated Statements of Cash Flows

	Nine months ended September 30,

	2003	2002
Operating activities
Operating activities under Canadian GAAP	$(1,858)	$(1,724)
Exploration (a)	(1,201)	(193)
Operating activities under US GAAP	$(3,059)	$(1,917)

Investing activities
Investing activities under Canadian GAAP	$(91,611)	$(193)
Exploration (a)	1,201	193
Investing activities under US GAAP	$(90,410)	$-

(a)

Exploration expenses

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes, the Company therefore expensed its exploration expenditures.

Furthermore, under US GAAP, the costs of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which, in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property.  As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired for the Agua Rica project on a straight-line basis over the period it is expected that further exploration will occur on the properties.

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(b)

Marketable securities

In preparation of the Canadian GAAP financial statements, the Company recorded its investment in marketable securities at cost.  Under Statement of Financial Accounting Standards (“SFAS”) No.  115, the Company has classified its portfolio investments as available-for-sale securities and the investments are recorded at market value.  The resulting gains or losses are included in other comprehensive income.

(c)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the periods ended September 30, 2003 and 2002.

(d)

Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant.  The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value.  Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant.  Under US GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.  Under Canadian GAAP, no values were assigned to these purchase warrants, except with regard to the 2003 special warrant offering which did specify and allocate part of the proceeds to the share purchase warrant.  Under US GAAP, share purchase warrants would be recorded at the pro rata portions of the proceeds based on their fair values and be recorded as additional paid in capital at the date of issuance.

(e)

Amortization of plant and equipment

In March 2000, the Company discontinued the depreciation of its mine plant and equipment upon the completion of the gold phase at Mantua.  Under US GAAP, depreciation on time-based depreciable assets does not stop when assets are not in use.  For US GAAP purposes, the Company has continued to depreciate these assets.

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(f)

Newly released accounting standards

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.  The Company has determined that the impact of the Statement on its financial statements is not material.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statements supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.  The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required.  As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this Statement to have a material effect on its financial statements.

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(f)

Newly released accounting standards (continued)

In December 2002, the FASB issued FAS No. 148¸ Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (‘‘FIN 45’’).  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company has determined that the impact of the Statement on the Company’s results of operations or financial position is not material.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company believes that the adoption of FIN 46 will not materially impact the Company’s financial statements.

In April 2003, the FASB issued Statement No. 149 (“SFAS No. 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003.  The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial positions, results of operations or cash flows.

11.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (Continued)

(f)

Newly released accounting standards (continued)

In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities an equity.  SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives.  SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company will adopt the provisions of SFAS No. 150 on July 1, 2003.  The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its results of operations or financial position.

12.

SUBSEQUENT EVENTS

Subsequent to September 30, 2003:

(a)

The Company has entered into an agreement to sell 100% of the San Jorge copper-gold property, subject to regulatory approval for US$200 and 81,875 common shares at a deemed price of $1.30 per share.

(b)

479,400 common share purchase warrants were exercised at a price of $1.30 per common share, 1,000,000 common share purchase warrants were exercised at a price of $2.00 per common share and 50,000 stock options were exercised at a price of $1.30 per common share.

(c)

On November 28, 2003, the Company received a distribution from Alumbrera for US$7,491 for the period from June 1, 2003 to November 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date: March 26, 2004

By:

/s/ David W. Cohen

David W. Cohen

President and Chief Executive Officer